Exhibit 2.1

FOR IMMEDIATE RELEASE
Results for the quarter ended December 31, 2008 under Consolidated Indian GAAP
Wipro records 25% growth in Revenues
Profit After Tax grows 18% and crosses Rs.10 billion during the quarter
Bangalore, January 21, 2009 –Wipro Limited today announced its results approved by the Board of Directors for the quarter ended December 31, 2008.
Highlights of the Results
•	IT Services Revenue based on exchange rate as of September 30, 2008 at $1,126 million, ahead of our guidance of $1,121 million

•	Wipro Limited Revenue increased by 25% Year on Year (YoY) to Rs. 66.18 billion (Rs. 6,618 Crores); Profit After Tax (PAT) grew by 18% YoY to Rs. 10.04 billion (Rs. 1,004 Crores).

•	IT Services Revenue in dollar terms was $1,100 million, a sequential decline of 0.9% (growth of 3.5% in constant currency) and YoY growth of 12.4% (growth of 19.2% in constant currency).

•	In rupee terms, Revenue for IT Services stood at Rs. 50.79 billion (Rs. 5,079 Crores), a YoY growth of 31%.

•	Profit Before Interest & Tax (PBIT) for IT Services segment was Rs. 10.45 billion, a growth of 26% YoY.

•	IT Services business added 31 new clients during the quarter.

•	IT Products business recorded a 25% YoY growth in Revenues and 45% YoY growth in PBIT.

•	Wipro Consumer Care and Lighting business Revenue grew 21% YoY and PBIT grew 17% YoY.
Performance for the quarter ended December 31, 2008 and Outlook for quarter ending March 31, 2009
Azim Premji, Chairman of Wipro, commenting on the results said –

“For the quarter ended December 2008, we delivered a strong performance with IT Services Revenues growing sequentially 3.5% in constant currency. We continue to win large deals; we won 4 multi-year multimillion dollar deals in the current quarter. We added 31 new customers.
We are living in tough times; the macro-economic challenges are significant and impacting businesses across segments. However, recessions do not last, resilient companies do. I am confident Wiproites are resilient to withstand the near term challenges posed by an uncertain environment and come out stronger than ever. Looking ahead, for the quarter ending March 31, 2009, we expect the Revenue from our IT Services business including Revenues from the acquisition of Citi Technology Services to be approximately $1,045 million*”
Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said –

“It was another quarter of strong performance. Our Revenues were at $1,126 million, ahead of our Guidance of $1,121 million, as measured in exchange rates prevailing as on September 30, 2008. Our price realization improved sequentially in constant currency through higher productivity, while absorbing impact of lower working days during the quarter. We improved our offshore mix and significantly increased our mix of revenues from Fixed Price Projects.
We made a one-time provision in respect of receivables of a large customer which impacted our margins by 60 basis points. Excluding this one-time impact, we were able to expand margins by 10 basis points. The impact of salary increase and drop in Utilization were made up by benefits from currency and other operational parameters.”

*	Guidance is based on constant currency exchange rates.

Wipro Limited
Revenues for the quarter ended December 31, 2008, were Rs. 66.18 billion, representing a 25% increase YoY. Profit after Tax for the quarter was Rs. 10.04 billion, an increase of 18% YoY.
IT Services
IT Services business reported Revenues of Rs. 50.79 billion for the quarter ended December 31, 2008, representing an increase of 31% YoY and PBIT of Rs. 10.45 billion, representing an increase of 26% YoY. Operating Income to Revenue for the quarter was 20.6%.
We had 96,965 employees as of December 31, 2008, which includes 75,387 employees in our IT business unit and 21,578 employees in our BPO business unit.
IT Services business accounted for 77% of the Revenue and 93% of the PBIT for the quarter ended December 31, 2008.
Wipro has completed its acquisition of Citi Technology Services. The revenues of Citi Technology Services will be consolidated with Wipro beginning in the quarter ending March 31, 2009.
Wipro has been selected by Origin Energy as the preferred partner for transformation of its Retail business processes. Wipro will work with Origin in coming years to provide an integrated billing system as well as IT and back office processing support for the Retail business. The operating platform will be SAP. Transition of process activities to Wipro will commence in May 2009, with implementation of the transformation program expected to take around two years.
Infocrossing, a Wipro subsidiary signed a significant and large multi-year IT Infrastructure outsourcing contract with a large outsourcer of data processing services in the US. Under the contract, Wipro will migrate the customer’s current computing environment to its data centers in the US and will provide managed services for the migrated environment going forward. Wipro’s deep capabilities in the data center area and the process leadership were key differentiators.
A large UK based food retailer has chosen Wipro, as its IT partner, to deliver a new and robust operating model that supports the retailer’s strategic and commercial objectives. Wipro will help the retailer to achieve the core objective of delivering effective planning, management and delivery of large scale systems and process change based on an Oracle ERP platform.
In the India and Middle East market, Infrastructure services, both technology integration and managed services business, continues to be a key growth driver and we demonstrated our leadership position with some large wins from Corporation Bank to upgrade their storage and disaster recovery set up, ERP Implementation and managed services support for Indus towers, data centre set up for MTNL STPI IT services Ltd, application deployment and integration at NMC Group, UAE. The region also saw good wins in the consulting space with an order from Government of Bahrain for an e- governance project and another win at the Al Dar group at Abu Dhabi.
Geographic expansion
Wipro strengthened its Business Process Outsourcing (BPO) focus by announcing plans to open a BPO delivery center in Curitiba, Brazil, to service its new client, AmBev. AmBev is a subsidiary of InBev, a brewing giant.

In Europe, Wipro strengthened its presence by inaugurating its office in Maia, Portugal. The Maia office is a part of Wipro’s expansion strategy to build global delivery capabilities and support customers from near shore locations.
Performance and Capital Efficiency
As part of our efforts to be a trusted technology partner in these challenging times, Wipro has offered a suite of service offerings called PACE—Performance and Capital Efficiency. The primary objective is to help companies move beyond basic survival and sustainability by lowering costs, improving service levels and operational efficiencies. Customers can opt from a gamut of offerings under process/product optimization, application optimization services, infrastructure consolidation and emerging business models.
Customers have engaged with us on these service offerings that have helped them realize significant business benefits. Wipro’s range of Application Rationalization services have helped customers restructure their existing application portfolio around the key business drivers which has in turn helped them reduce operating cost by an average of 15-20%. Wipro’s innovative FlexDelivery model to manage enterprise application landscape has been deployed by more than 20 customers as on date to handle complexity and criticality of environment and business processes, variability in work volume typical in application maintenance and support engagements. The delivery is rendered from globally located FlexDelivery centers using standardized platform of tools and processes with teams aligned by competency. FlexDelivery has led to 10-15% improvement in service level and end-user experience.
We also see business users playing an increasingly important role in technology management, which signifies the evolution of IT to Business Technology. Wipro is aligning its services to the changing industry requirement through innovative business models. Wipro offers to its customers delivery models like Software as a Service (SaaS), alternate revenue models such as transaction-based, widget and outcome-based pricing models, proprietary technology IPs such as eEnabler for SOA and Solution Accelerators including industry and functional solutions like Hosted Document Management System, Carbon Management Solution and Retail eCommerce.
These offerings help customers realize business process agility, higher productivity with lower total cost of ownership and faster time to market.
BPO is moving towards the next phase of growth and Wipro offers the platform model of business where the model focuses on the productivity improvement, process standardization and creating predictable delivery. Wipro has partnered with two companies to offer HR and procurement services through this model to the customers.
Co-innovation with partners and customers
Wipro continued to Co-innovate with customers and partners to derive significant value out of the partnership. Wipro and Oracle launched the first joint innovative solutions lab which demonstrates end-to-end industry specific processes and solutions, showcasing innovative solutions co-developed by Wipro and Oracle. We were also among the first SAP partners to adopt Run SAP® Methodology which would help to shape next-generation application management offerings for SAP customers.
Awards and Recognition
During the quarter Wipro received various awards and recognition with two awards at the Outsourcing Institute and Vantage Partners’ inaugural RMMY awards- “The Few, the Proud, the RMs” which recognized the Best Enabled Relationship/Account Managers and “Ain’t No Valley of Despair Here” which recognized the Best Transition Process. Wipro won the Indian MAKE Award, 2008. We were recognized for transforming enterprise knowledge into shareholder value, knowledge sharing and enterprise-wide collaboration. Wipro Technologies also won the Best Asian Executive- Services Business category at the 5th annual Stevie® Awards for Women in Business. The Stevie Awards for Women in Business honor women executives, entrepreneurs, and the companies they run – worldwide. Wipro was also the finalist in the ‘Best Executive- Services Business’, Website of the Year’ and ‘Marketing Campaign of the Year- Services’ categories.
Wipro was recognized as a transformation partner for its client Telia Sonera, by helping it simplify its operations and achieve increased efficiency and responsiveness to its customers, by leading independent research firm Ovum.
Wipro Infotech was ranked No.1 systems Integrator in the most trusted IT service providers survey by CTO forum. We were also awarded the best technology partner for 2008 by EMC in India and the best SI by Netapp for 2007-08.
IT Products
For the quarter ended December 31, 2008, IT Products business recorded Revenues of Rs.8.37 billion, representing a growth of 25% YoY. PBIT grew by 45% YoY to Rs. 431 million. Operating Income to Revenue for the quarter was 5.1%.
IT Products business accounted for 13% of the Revenue and 4% of the PBIT for the quarter ended December 31, 2008.
Consumer Care & Lighting
For the quarter ended December 31, 2008, Our Consumer Care and Lighting business recorded Revenues of Rs. 5.27 billion, a growth of 21% YoY and PBIT of Rs. 613 million, a growth of 17% YoY. PBIT to Revenue was 11.6% for the quarter.
Revenues for “Santoor” grew 27% in the current quarter and 31% in the first nine months of the current fiscal. All India market share in value terms grew to 8.1% (Dec 08 period). Santoor is the biggest brand in Andhra Pradesh with 31.6% (Dec 08 period) value market share and becomes the second big brand in rural Maharashtra as measured by AC Nielsen
Consumer Care & Lighting business accounted for 8% of the Revenue and 5% of the PBIT for the quarter ended December 31, 2008.
Wipro Limited
For the quarter ended December 31, 2008, the Return on Capital Employed in IT Services and Products business was 44% and Consumer Care & Lighting business was 13%. At the Company level, the Return on Capital Employed was 25%, lower due to inclusion of cash and cash equivalents of Rs. 58.3 billion in Capital Employed (32% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the quarter ended December 31, 2008 was Rs. 9.0 billion. The net difference between Profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, income taxes, amortization of intangible assets, differences in accounting treatment for hedge accounting for foreign currency loan and related currency swaps and India fringe benefit tax.
For Wipro Limited, Non-US GAAP adjusted Profit after Tax for the quarter ended December 31, 2008 was Rs. 9.7 billion. The net difference between Profits computed in accordance with Indian GAAP and Non-US GAAP adjusted is primarily due to different Revenue recognition standards, income taxes, and amortization of intangible assets.

IT Services segment’s Revenues were Rs. 50.6 billion for the quarter ended December 31, 2008, under US GAAP. The difference of Rs. 149 million is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.
Quarterly Conference call
We will hold conference calls today at 11:45 a.m. Indian Standard Time (1:15 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (8:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajendra.shreemal@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relations	Contact for Media & Press
Rajendra Kumar shreemal	Radha Radhakrishnan
Vice President	Senior Manager
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	radha.rk@wipro.com
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India,
Our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at . We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER & NINE MONTHS ENDED DECEMBER 31, 2008
Rs. in Million

							Year ended
	Quarter ended December 31,			Nine months ended December 31,			March 31,
Particulars	2008	2007	Growth %	2008	2007	Growth %	2008
Revenues
IT Services	50,792	38,904	31%	142,338	105,420	35%	146,626
IT Products	8,369	6,716	25%	25,854	18,562	39%	26,400
Consumer Care and Lighting	5,270	4,347	21%	15,666	10,399	51%	15,207
Others	1,919	3,122		7,675	8,419		11,691
Eliminations	(167)	(64)		(609)	(227)		(349)

TOTAL	66,183	53,025	25%	190,924	142,573	34%	199,575

Profit before Interest and Tax — PBIT
IT Services	10,449	8,316	26%	29,594	22,649	31%	31,290
IT Products	431	298	45%	1,109	852	30%	1,227
Consumer Care and Lighting	613	525	17%	1,865	1,270	47%	1,900
Others	(242)	296		(38)	485		770

TOTAL	11,251	9,435	19%	32,530	25,256	29%	35,187

Interest and Other Income, Net	295	176		882	1,702		1,883

Profit Before Tax	11,546	9,611	20%	33,412	26,958	24%	37,070

Income Tax expense including Fringe Benefit Tax	(1,605)	(1,100)		(4,792)	(3,150)		(4,550)

Profit before Share in earnings of associates and minority interest	9,941	8,511	17%	28,620	23,808	20%	32,520
Share in earnings of associates	114	40		327	233		333
Minority interest	(16)	(11)		(50)	(8)		(24)

PROFIT AFTER TAX	10,039	8,540	18%	28,897	24,033	20%	32,829

Operating Margin
IT Services	20.6%	21.4%		20.8%	21.5%		21.3%
IT Products	5.1%	4.4%		4.3%	4.6%		4.6%
Consumer Care and Lighting	11.6%	12.1%		11.9%	12.2%		12.5%

TOTAL	17.0%	17.8%		17.0%	17.7%		17.6%

CAPITAL EMPLOYED
IT Services and Products	99,503	87,125		99,503	87,125		93,969
Consumer Care and Lighting	18,848	16,459		18,848	16,459		17,292
Others	63,332	40,597		63,332	40,597		50,659

TOTAL	181,683	144,181		181,683	144,181		161,920

CAPITAL EMPLOYED COMPOSITION
IT Services and Products	55%	60%		55%	60%		58%
Consumer Care and Lighting	10%	11%		10%	11%		11%
Others	35%	28%		35%	28%		31%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services and Products	44%	41%		42%	44%		44%
Consumer Care and Lighting	13%	13%		14%	17%		19%

TOTAL	25%	27%		25%	28%		27%

     Notes to Segment Report
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the AS 17 “Segment Reporting” issued pursuant to the Companies (Accounting Standard) Rules, 2006 and by The Institute of Chartered Accountants of India.

b)	Segment revenue includes the following exchange differences, which are reflected under other income in the financial statements.

			(Rs. in Million)
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
Particulars	2008	2007	2008	2007	2008

IT Services	198	306	(530)	207	155
IT Products	19	29	(204)	132	27
Consumer Care & Lighting	—	(6)	(7)	(17)	(21)
Others	(31)	(10)	(51)	(389)	(382)

	186	319	(792)	(67)	(221)

c)	Segment wise depreciation is as follows:

			(Rs. in Million)
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
Particulars	2008	2007	2008	2007	2008

IT Services	1,566	1,250	4,430	3,377	4,680
IT Products	7	24	39	64	112
Consumer Care & Lighting	109	83	302	202	292
Others	71	71	222	207	274

	1,753	1,428	4,993	3,850	5,358

d)	Segment PBIT includes Rs. 161 Million (2007: Rs. 371 Million) and Rs. 427 million (2007: Rs. 737 Million) for the quarter and nine months ended December 31, 2008 respectively of certain operating other income which is reflected in other income in the Financial Statements.

e)	PBIT for the quarter and nine months ended December 31, 2008 is after considering restricted stock unit amortization of Rs. 452 Million and Rs. 1,340 Million respectively (2007: Rs. 303 Million and Rs. 875 Million respectively).

f)	Capital employed of segments is net of current liabilities. The net current liability of segments is as follows :–

		(Rs. in Million)
	As of December 31,		As of March 31,
Particulars	2008	2007	2008

IT Services and Products	58,671	26,340	30,456
Consumer Care and Lighting	4,421	3,505	3,382
Others	17,263	12,623	20,582

	80,355	42,468	54,420

g)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

					(Rs. in Million)
	Quarter ended				Nine months ended December				As of March
	December 31				31				31,
Particulars	2008	%	2007	%	2008	%	2007	%	2008	%

India	13,335	20	12,454	24	41,247	22	34,556	24	48,847	24
USA	30,752	46	23,505	44	85,052	45	62,929	44	87,439	44
Europe	14,663	23	12,442	23	43,776	23	34,704	25	48,259	24
Rest of the world	7,433	11	4,624	9	20,849	11	10,384	7	15,030	8

	66,183	100	53,025	100	190,924	100	142,573	100	199,575	100

h)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.